ORRICK, HERRINGTON & SUTCLIFFE llp 1000 Marsh Road Menlo Park, CA 94025 tel 650-614-7400 fax 650-614-7401 www.orrick.com

September 24, 2008	Lowell D. Ness
(650) 614-7455
lness@orrick.com
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of VirnetX Holding Corporation, a Delaware corporation (the “Company”), filed herewith is the Company’s registration statement on Form S-1 reflecting the Company’s proposed public offering of up to $30,000,000 in maximum aggregate offering of its common stock and warrants to purchase shares of its common stock.
Please note that the Company has had three registration statements declared effective in the last nine months: Registration Statement on Form SB-2 (No. 333-145765) was declared effective on December 12, 2007; Post-Effective Amendment on Form S-1 to Registration Statement on Form SB-2 (No. 333-145765) was declared effective on May 9, 2008; and Registration Statement on Form S-3 (No. 333-149884) was declared effective on September 19, 2008.
Should you have any questions, please contact me at (650) 614-7455.
We look forward to working with you on this filing.
Very truly yours,
/s/ Lowell D. Ness
Lowell D. Ness